amec

25 March 2009

CONSENT OF ENGINEER

Reference is made to the Annual Report on Form 40-F (the "40-F") of Nevsun Resources Ltd. (the "Company") to be filed with the United States Securities and Exchange Commission pursuant to the Securities Exchange Act of 1934, as amended.

I hereby consent to the naming of AMEC Americas Limited as having prepared the report titled "Feasibility Study Report, Bisha Project," dated October 2006, and the use of the report in the 40-F.

Dean Gamage
Commercial Director
Mining & Metals
AMEC Americas Limited
Natural Resources Americas

AMEC Americas Limited
111 Dunsmuir Street, Suite 400
Vancouver, B.C. V6B 5W3
Tel (604) 664-4315
Fax (604) 669-9516

www.amec.com